
slated
SAVE YOURSELVES!
SOUND OF METAL
BURN
CAN YOU KEEP A SECRET?
SWALLOW
AFTER EVERYTHING
COME AS YOU ARE
WOLF HOUR
premature
MOST LIKELY TO MURDER
ANIMAL CRACKERS
DANGER CLOSE
THE LAST FULL MEASURE
HEREDITARY
MINE 9
OFFICIAL SECRETS
OPHELIA
THE PEANUT BUTTER FALCON
ODD MAN OUT
THE MORTUARY COLLECTION
CHURCHILL
SUPER TROOPERS 2
ROCKETMAN

INVEST IN **SLATED**

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The leading online marketplace for packaging and financing films

LEAD INVESTOR



Alejandro Garcia

It's not a matter of whether the existing film finance system will be reinvented; it's a matter of who will reinvent it. I originally invested in Slated because I believed that data and transparency were the key to fixing an outdated system that overlooks many of the most talented artists. Forty-two Slated movies later, I'm more convinced than ever that Slated will be the platform that takes independent film into the future. As an experienced investor and producer with more than one hundred film credits, I'm delighted by Slated's recent revenue growth and by their flexibility to reduce spend when markets shifted. Most of all, I'm thrilled with the new management team in place, who are directly responsible for Slated's astounding growth. Independent filmmaking is about amplifying the voices of those who aren't always given the microphone. Slated's open marketplace has proven an incredible system for discovering new voices around the world and putting them in charge of their own stories. I believe in Slated's vision of the future, and I'm proud to be leading this round.

Invested $5,000 this round & $1,000,000 previously

Learn about Lead Investors

Highlights

1. Previously raised over $10M in capital
2. Recently set new company records for topline revenues and total number of films produced annually.
3. Only online marketplace offering film analytics, packaging tools and investor matching in one place.
4. AI-driven film analytics that predicts 80% of "hits" and "misses"
5. Founders previously exited or operated a large business
6. Partnered with Bleecker Street and Roundtable Entertainment to release top scoring films

Our Team



Ann Nguyen CEO

Formerly CTO of Slated, Ann led a global technical team on a first-in-market online film financing platform. She spent the majority of her career building enterprise-level platforms and consumer-facing websites for companies like Disney and OWN.



Greg Gertmenian Head of Business Development and Film Analytics

Sold his script analytics company, Spec Scout, to Slated in 2015 and quadrupled analytics revenues and driven new strategic partnerships and product development. Also has



experience in producing and lit management.



Jay Burnley Head of Film Finance

Has delivered more than $20MM in capital to independent films and led Slated to executive produce more than 40 feature titles. Has 20+ years of independent film experience, working for companies like Palomar Pictures, Columbia Pictures, and HBO.

Pitch

The Problem

The film business is disorganized and confusing.


Lack of sound guidance for filmmakers
Getting a film made takes 5+ years
4 out of 5 independent films lose money

Solution

Slated organizes the market for participants, creating efficiency and optimizing outcomes.

- 2,000 films listed on the platform annually.

- **60,000 members** including 30,000 producers and 2,300 investor companies
- **$1 Billion** Slated investor capacity
- Analytics-driven matchmaking system connects people and projects
- Slated's Executive Producer Team provides additional support to the highest-scoring projects.
- Marketplace scalability allows Slated to supply that global demand for content at a fraction of the cost of traditional entertainment companies.


slated
Greenland (2020)
Released
Project Score 75
Script Score 77
Financial Score 71
Team Score 75
DISCLOSURES
TEAM
OPPORTUNITIES
SCRIPT
FINANCIAL
UPDATES
Financial Analysis
Assumptions
Outcomes
PROJECT SCORE 75
FINANCIAL SCORE 71
LIKELIHOOD CERTIFIED FRESH 36%
Revenue Projections
WORLDWIDE THEATRICAL
WORLDWIDE NON-THEATRICAL
Financing
TOTAL PRODUCTION BUDGET
$45M
SEND INTEREST
slated
Greenland
Peanut Butter Falcon
Sound of Metal
VIEW MATCH

Recent Releases

Slated has executive-produced more than 40 films, more than doubling the number of films it put into production from 2021 to 2022.

Recent films starred Dustin Hoffman, Candice Bergen, Ron Perlman, Shane West,

William Mapother, Booboo Stewart, and Bruce Dern


DIANNA AGRON SIMON HELBERG CANDICE BERGEN DUSTIN HOFFMAN
IF YOU DON'T LAUGH, YOU'LL CRY
AS THEY MADE US
WRITTEN AND DIRECTED BY MAYIM BIALIK


ALI LARTER
RON PERLMAN
RALPH INESON
THE LAST VICTIM
NO BODIES. NO CONVICTIONS.


SHANE WEST SARAH HAY BRUCE DERN STEPHEN LANG
MID-CENTURY
MURDER BY DESIGN


GOLDEN ERA

QUIVER DISTRIBUTION

decal

LIONSGATE

CINEDIGM


Pumpkinhole


ON SACRED GROUND
IT'S TIME TO TAKE A STAND


THERE'S ALWAYS A PRICE TO PAY
BOOBOO STEWART
THOSE WHO WALK AWAY


MASTER CHEF PATRIOT ENSLAVED
James Hemings:
Ghost in America's Kitchen

FREESTYLE RELEASING

SHOUT! FACTORY

VMI WORLDWIDE
VANTAGE MEDIA INTERNATIONAL / VISION MUSIC INC

buffalo 8
A BONDIT COMPANY

Upcoming Films

Upcoming films include THE KILL ROOM starring Samuel L. Jackson and Uma Thurman; OUR SON starring Billy Porter and Luke Evans; and THE INVENTOR starring Marion Cotillard, all of which are in partnership with Universal Pictures.

THE Hollywood REPORTER

VARIETY

Uma Thurman, Samuel L. Jackson Teaming on Dark Comedy Thriller 'The Kill Room' for Yale Productions (Exclusive)

From writer Jonathan Jacobson and director Nicol Paone, the feature will pair the 'Pulp Fiction' duo in a story in which a hitman accidentally becomes an art-world sensation.

BY ALEX RITMAN APRIL 1, 2022 9:00AM


UNIVERSAL

HOME > FILM > NEWS Jun 2, 2022 9:00am PT

Billy Porter and Luke Evans to Play a Married Couple in 'Our Son'

By Rebecca Rubin


UNIVERSAL

VARIETY

Marion Cotillard, Daisy Ridley's Animated Feature 'The Inventor' Sold Around the World (EXCLUSIVE)

By Elsa Keslassy


UNIVERSAL

DEADLINE

Rob Schneider Joins Jake T. Austin & Isabella Gomez In Action-Comedy 'Pledge Trip' From Director Tracy Boyd

By Matt Grobar
July 15, 2022 1:11pm



Other Slated-Listed Hits

Over 1,400 other Slated-listed films have been released, including the Oscar-winning SOUND OF METAL, the Oscar-nominated LOVING VINCENT, UNCUT GEMS, and THE PEANUT BUTTER FALCON.


FREAKS


Adam Sandler
Uncut Gems


"THE SWEETEST DARN FILM OF THE DECADE."
THE PEANUT BUTTER FALCON


Loving Vincent


"A DARK, THRILLING SCI-FI RIDE"

88%



91%



95%



84%


An Apple Original Film
PALMER

72%


AMAZON ORIGINAL MOVIE
RIZ AHMED OLIVIA COOKE
SOUND OF METAL
COMING SOON TO THEATERS
DEC 4 | prime video

97%


Alfre Woodard
CLEMENCY

91%

Platform Membership

Slated's community of 60,000 filmmakers represents one of the highest-quality online communities of creatives, executives, and film investors.

30,000	15,000	13,000	8,000	2,000	1,800
Producers	Writers	Directors	Actors	Accredited Investors	Sales Agents & Distributors

62% of 2022 Sundance films
were made by Slated members

90% of 2022 Oscar Best Picture nominated films
were made by Slated members

Analytics Advantage

Slated's proprietary scoring system identifies the most viable projects based on

the track record of the team, the quality of the underlying material, and the film's likelihood of commercial success.

THE Hollywood REPORTER

Cannes: Slated Shows How Film Financiers Can Beat the Market

The online hub has completed a new study, "Achieving Alpha: How to outperform the film finance market by more than three times," saying that outperforming "has always been frustratingly elusive."



COURTESY OF A24

The system provides at-a-glance answers to 5 key questions:

1. Who's in it?
2. Who's making it?
3. How good is the script?
4. Will critics recommend it?
5. Can it make money?

→

Project Score Likelihood Certified Fresh 80%	83
Script Score	86
Financial Score	87
Team Score	76

Team Score (76)


70

John Krasinski
Actor (Lead), Director, Writer


84

Emily Blunt
Actor (Lead)


80

Michael Bay
Producer

80

Paramount Pictures
North American Theatrical Distribution

Script Score (86)

	R1	R2	R3	Avg
Overall	SR	R	C	
Premise	4	5	4	4.3
Originality	5	5	3	4.3
Dialogue	5	4	4	4.3
Structure	5	4	4	4.3
Character	5	4	3	4.0
Logic	4	4	3	3.9
Conflict	5	5	3	4.3
Tone	5	4	4	4.3

Financial Score (87)

Projected
WORLDWIDE THEATRICAL
Likelihood


Base
Low
High
0.0
21
40
68
95
115
148
($) millions

■	North America	41M
■	International	27M

Projected
WORLDWIDE NON-THEATRICAL
Likelihood


Base
Low
High
22
28.9
34.5
43
52
57
67
($) millions

■	North America	32.2M
■	International	11.1M

Arbitrage advantage:

In Slated's analytics forward test of **100+ movies pre-release**

- ★ We correctly predicted **80% of both the "hits"** *and* **the "misses"**
- ★ Our synthetic portfolio outperformed market ROI by **2.8X**


MARGOT ROBBIE
SEBASTIAN STAN
ALLISON JANNEY
I, TONYA

Qualified

I, Tonya

Project Score	77
Likelihood Certified Fresh	83%
Team Score	61
Script Score	84
Financial Score	82
Production budget	$11M
ROI x2.74	90%


LA LA LAND

Qualified

La La Land

Project Score	85
Likelihood Certified Fresh	73%
Team Score	88
Script Score	83
Financial Score	84
Production budget	$30M
ROI x9.45	91%


MATT DAMON
DOWNSIZING
DECEMBER 22

Not Qualified

Downsizing

Project Score	69
Likelihood Certified Fresh	64%
Team Score	94
Script Score	71
Financial Score	42 ←
Production budget	$68M
ROI x0.01	47%


EMMA WATSON
TOM HANKS
THE CIRCLE
4.28.17

Not Qualified

The Circle

Project Score	70
Likelihood Certified Fresh	39%
Team Score	70
Script Score	70
Financial Score	69 ←
Production budget	$18M
ROI x0.04	16%

Funding

Slated is backed by notable angel investors with experience in startup investing.



Stephan Paternot

- Co-founder & Executive Chairman of Slated
- Co-founder of PalmStar, a film production and financing company that has

- Co-founder of PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014).
- Early investor in Indiegogo, AngelList, Digital Currency Group.
- Co-founder of theglobe.com, one of the first social networks. In 1998 the company had a record-setting IPO, pushing the company valuation to over $1B.
- Ernst & Young Entrepreneur of the Year
- Author of *A Very Public Offering*, as featured in National Geographic Television series "Valley of the Boom."



Alex García

- Founder of AG Capital, AG Studios and Partner at Ánima Estudios.
- Film financier and producer with over 100 film and television credits.
- Partnered with prominent entertainment companies throughout Latin America including AAA and Lucha Underground.
- Produced TV series for Disney, Netflix, Amazon, Paramount, HBO, Telemundo, and Hulu.
- Won an Emmy for "Nightingale" starring David Oyelowo, a Golden Bear at the Berlin International Film Festival, along with dozens of other nominations and wins.

- Honored with "The Hollywood Reporter" and Winston Baker' Visionary Award for his valuable contributions to entertainment and his great vision in creating international media ventures.

Board of Advisors

Slated's advisors have founded major film financing companies and run major studios and are opening doors at every level of the film industry.



Yair Landau

former Vice Chairman of Sony Pictures and President of Sony Pictures Digital Entertainment

SONY PICTURES



Stephan Paternot

Co-Founder & Executive Chairman
20+ years financing & building internet companies and producing films

theglobe.com   PALM STAR



David Wertheimer

former President of Digital at Fox Networks Group and President of Paramount Digital Entertainment

FOX   Paramount



Michael Joe

former Chief Operating Officer of STXfilms, Executive Vice President of Universal Pictures, MD Seer Capital Management, President of Elliot Media Investments

STX ENTERTAINMENT   UNIVERSAL

Collectively, they've been responsible for films that have grossed more than $1Billion in worldwide box office.

Title	Release Year	Studio	Budget	WWBO	ROI (x)
HUSTLERS	2019	STX Entertainment	$20M	$157M	6.8
A BAD MOMS CHRISTMAS	2017	STX Entertainment	$28M	$131M	3.7
BAD MOMS	2016	STX Entertainment	$20M	$184M	8.2
HOTEL TRANSYLVANIA	2012	Columbia Pictures	$85M	$358M	3.3
LIMITLESS	2011	Relativity Media	$27M	$162M	5.4
DESPICABLE ME	2010	Universal Pictures	$69M	$543M	6.6
MAMMA MIA! THE MOVIE	2008	Universal Pictures	$52M	$611M	11.1
SPIDER-MAN 2	2004	Columbia Pictures	$200M	$789M	3.0
SPIDER-MAN	2002	Columbia Pictures	$139M	$825M	4.8
THE FAST AND THE FURIOUS	2001	Universal Pictures	$38M	$207M	5.1

Financing & Distribution Partnerships

In 2022, Slated became the first online film marketplace to strike two output deals. Output deals are exceptionally rare as they ensure distribution for films in advance.

VARIETY

Bleecker Street, Slated Enter Strategic Partnership to Identify and Develop Films (EXCLUSIVE)

DEADLINE

Roundtable Entertainment Sets Multi-Picture Financing, Production & Distribution Deal With Slated

Slated's partnerships with Bleecker Street and Roundtable will service high-scoring projects listed on the platform.

ROUNDTABLE ENTERTAINMENT

BLEECKER STREET

Business Model

Slated's online marketplace earns fees by providing value at every stage of a film's life cycle, from analysis, to packaging, to financing, to sales and distribution.


FREE
to List


LIST PROJECT
$395 Per Project
Script Analysis
Successful Releases
5% Gross Sales
Sales & Distribution Opportunities
Slated earns fees by providing value at every stage of a film's life cycle.
Matchmaking Services
$995 Per Project
Financial Analysis
Screening Analysis
$495 Per Project
Completed Projects Matchmaking Fees
Investor Opportunities
1-5% of Budget

Executive Producer Services

Additionally, Slated's Executive Producer Team provides hands-on support to the highest-scoring projects.


slated on Clubhouse
Film Finance Q&A Tuesdays @ 1pm PT
Ask Slated's Executive Producer Team anything about film development, packaging, financing, sales, and how to get your projects into orbit.
Greg
Head of Development
Chelsea
VP of Development
Jay
Head of Film Finance
Mitchell
Manager of EP Services
Kris
Manager of Documentary Films



To be considered for Slated's Executive Producer services, projects must have a Script, Screening and/or Financial Score of 75 or higher.


If your project is selected, our EP Services team provides hands-on, day-to-day support.
Activate our investor network
Activate our sales and distribution network
Advise on development of the script
Advise on budget and financing structure
Advise on packaging
Introduce to casting directors and talent

EP Service Growth

Slated Executive Produced movies more than doubled in 2022. In past years, Slated released 1.5 films per year on average. This year, Slated released **11 films** and has **12 more** (and counting) in production or post-production.

Slated Executive Produced Films by Year


Projected Releases
Released
20
15
10
5
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Year

*Projections are subject to a number of risks and uncertainties and actual results may differ materially.

Revenue Growth

Having achieved scalability, total revenues hit new records in 2022, with Executive Producer revenue up **206%** Year Over Year.



EP Gross Revenue
Analysis Gross
$1,000,000
$750,000
$500,000
$250,000
$0
2020
2021
2022

Market

Explosive demand for content

While future recession is uncertain, investing in media remains one of the more resilient, attractive investment asset classes in the world.

Despite the pandemic, 2021 theatrical and home/mobile entertainment market globally was a record **$99.7 billion**, up 24% v 2020. Including pay TV, the value increased to a record $328 billion, beating pre-pandemic figures per the MPAA.

2021 Content Spend (billions)



30
20
10
0
1.1
1.3
3.5
7.5
9
15
17
17.8
20
24.5
AMC NETWORKS
LIONSGATE
FOX
prime video
NETFLIX
NBC UNIVERSAL
WARNER MEDIA
Discovery
Disney

Studio Releases: Slated as an independent studio

With 11 released films in 2022 and 12 more in production or post-production, Slated's output rivals some of Hollywood's top studios.



Universal 24
Warner Bros 23
Lionsgate 20
Paramount 18
Magnolia Pictures 14
Focus Features 14
Walt Disney 14
A24 14
Sony Classics 12
20th Century 11
Slated 11
Sony 10
Neon 9
Searchlight 8
Bleecker Street 8
0
5
10
15
20
25

Number of films released

Scalability

Slated's increasing scalability has allowed it to reduce quarterly run rate by 65% since Q4 of last year.

This makes Slated uniquely well positioned to supply the exploding global demand for films at a fraction of the cost of a traditional entertainment company.


Quarterly Spend
$800,000
$600,000
$400,000
$200,000
$0
Spend
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

*Projections are subject to a number of risks and uncertainties and actual results may differ materially.

Competition

Slated's analytics and marketplace edge

No other film marketplace provides end-to-end development, packaging, financing, and distribution solutions that are data-driven and scalable.

	slated film packaging, financing, and distribution marketplace	Crowdfunding Kickstarter, Indiegogo, Seed&Spark	The Black List (blcklst.com) Screenplay discovery & survey	Cinelytic (cinelytic.com) Studio slate analytics & workflow	Studios How content is traditionally financed and produced
Free membership and project hosting	✓	✓	⊘	⊘	⊘
Analytics					
Team	✓	⊘	⊘	✓	⊘
Script	✓	⊘	✓	⊘	⊘
Screening	✓	⊘	⊘	⊘	⊘
Financial	✓	⊘	⊘	✓	⊘
Packaging					
Access to talent	✓	⊘	⊘	⊘	✓
Auto-matching	✓	⊘	⊘	⊘	⊘
Financing					
Indie projects	✓	✓	⊘	⊘	⊘
Studio Co-fi	✓	⊘	⊘	⊘	✓
Sales & Distribution	✓	⊘	⊘	⊘	✓

Vision and strategy

Platform development roadmap

New capital will go towards platform enhancements that establish critical new revenue lines and continue to fuel growing revenue lines, as well as platform enhancements that improve members' experience and results.

Deployed Today

- ✔ Purpose-built managed marketplace & data analytics platform
- ✔ Data collection infrastructure for automated people & team scoring
- ✔ Script & Screening analysis (acquired, fully integrated)
- ✔ ML-Driven financial projection model & financial Score (acquired, fully integrated)
- ✔ Automated opportunity matchmaking

New Investment

- ❑ Launch Premium Subscription Product
  - ❑ Higher messaging limits
  - ❑ Discounts on analysis & marketplace fees
  - ❑ First-look access to new features
- ❑ Member Profile Enhancements
  - ❑ Accomplishment badges
  - ❑ Allow agency representation info
  - ❑ Allow union/non-union preferences
- ❑ Expand Sales / Distribution Business
  - ❑ Hire additional sales executive
  - ❑ Fuel growing sales revenues

*New Investment column represents forward-looking intentions that are subject to amount raised and other uncertainties.

Summary

Why invest in Slated today?

1

Large Opportunity

Slated has created the first end-to-end entertainment marketplace that streamlines the process of developing, packaging, financing, and releasing independent films.

2

Scalability and Innovation

Slated's matchmaking system and analytics allow it to identify and produce incredible stories from around the world, leveraging the talents of a global community to achieve studio-level output.

3

Revenue Growth

4

World Class Team

5

Industry Partner Validation

Analysis sales and Executive Producer fees hit all-time highs in 2022, with new revenue lines like Sales/Distribution fees showing growth potential.

Slated's management team has worked for companies like Disney, OWN, and HBO; and Slated's board of advisors have held top positions at studios like Sony, Fox, Paramount, and Universal Pictures.

Slated recently became the first company of its kind to strike two output deals with notable distributors, and Slated's EP Team has three films with Universal Pictures.